FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2012

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Press Release dated November 26, 2012

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Bandra (E) Mumbai-400051

News Release
November 26, 2012

For Immediate Publication

ICICI Bank’s US$ 250.0 million Reg S only re-opening of existing 4.70% senior unsecured notes due 2018

ICICI Bank (NYSE: IBN), acting through its Dubai branch, successfully launched and priced a US$ 250.0 million tap of its US$ 750.0 million 4.70% 2018 notes originally issued in August 2012. The notes were offered at an issue price of 102.953%.

The securities referred to in this document were offered only to non-U.S. persons outside the United States under Regulation S of the Securities Act.

This announcement is not an offer of securities for sale in the United States or elsewhere. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. The issuer does not intend to register any portion of the offering in the United States or to conduct a public offering of securities in the United States. A rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the rating agency.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy the notes.

For Press Queries:
Mr. Sujit Ganguli
Head – Brand and Corporate Communications
ICICI Bank Ltd
Bandra Kurla Complex , Mumbai – 400051
Email – ganguli.sujit@icicibank.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date:	November 26, 2012	By:	/s/ Ms. Shanthi Venkatesan
			Name :	Ms. Shanthi Venkatesan
			Title :	Deputy General Manager